ABN 85 004 820 419	Level 12, IBM Centre	Tel +61 (0)3 8699 2600
GPO Box 5411, Melbourne	60 City Road, Southbank	Fax +61 (0)3 8699 2699
Victoria 3001 Australia	Victoria 3006 Australia	Email info@aluminalimited.com	ALUMINA
LIMITED

3 October 2012

Mr John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

WASHINGTON DC 20549

USA

Dear Mr Reynolds

ALUMINA LIMITED

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

FILED APRIL 25, 2012

FILE NO 001-10375

We are writing to you in response to your letter dated August 30, 2012. In answer to your queries, we comment as follows:

FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2011

Risk Factors, page 15

AWAC Operations, page 32

1.	We also note your statement that your present sources of bauxite are sufficient to supply your operations for the foreseeable future. As an integrated aluminium producer, bauxite mining and the associated alumina operations have a significant role in your continued operations, overall profitability, and consequent stock price, and are thus material to your investors. Please revise your filing and state your proven and probable reserves for your bauxite mining properties. This table should also include your coal operations such as the Anglesea Coal Mine, all bauxite mines, and all other mining operations. In the event you do not have proven and/or probable reserves, please provide a clear statement, within your filing, that your properties do not have proven and probable reserves.

Issuer Response:

Given the nature of how bauxite exists, the large size of Alcoa World Alumina and Chemicals (AWAC) bauxite resources, the abundant supply of bauxite globally and the length of AWAC’s mining rights, AWAC has determined it would be uneconomic to incur significant costs to establish bauxite reserves that reflect the size of the bauxite resources it has.

Therefore, Alumina Limited did not have data relating to AWAC’s proven and probable reserves on its mining operations at the time of filing of our December 31, 2011 20-F. Alumina Limited understands that Alcoa Inc.(majority equity partner and operator of AWAC) has agreed with the Securities and Exchange Commission to begin providing Industry Guide 7 information relating to mining operation in its own future filings. We expect this information will be available in time for inclusion in our December 31, 2012 20-F filing.

AWAC Exploration and Mining Properties, page 23

2.	We note your table of bauxite mining rights/lease expiration dates for some of your operating mines in your filing. This information implies you have sufficient raw materials for the assured economic and reliable supply for both your integrated bauxite mining and related alumina processing operations. Please modify your filing and provide the estimated duration for your mining activities at these locations along with the actual annual production for each of your mines and the present capacity or nameplate capacity whichever is applicable.

Issuer Response:

Annual production and estimated duration of mining activities at each mine is not published by AWAC. In this regard, Alumina Limited notes that Section (b) of Industry Guide 7 refers to Mining Operations Disclosure and has no requirement to disclose annual production for mines and refineries.

We would also note however, where we identify that the bauxite is expected to run out in advance of the forecasted requirements of AWAC’s alumina refining operations for the foreseeable future, our policy is to disclose that fact. Currently, this is only the case for our bauxite resources in Suriname. To that end, in addition to the footnote on page 23 of the December 31, 2011 20-F where we indicate that the Suriname deposits are expected to become exhausted within the next few years, the disclosure at the top of page 23 of the December 31, 2011 20-F specifically excludes the Suriname bauxite sources from being sufficient to meet the forecasted requirements of AWAC’s alumina refining operations for the foreseeable future. In addition, we have a risk factor on page 15 of the December 31, 2011 20-F that states that at current rates of production, it is likely that all Suriname current bauxite deposits will be exhausted within the next several years.

Should Alcoa Inc. also disclose the requested information in the future, Alumina Limited will provide the same information relating to AWAC mining operations in its December 31, 2012 20-F filing.

3.	Please disclose the following information for each of your properties:

•	The nature your ownership or interest in the property.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•

An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

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•

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Issuer response:

With regard to paragraph (b)(2) of Industry Guide 7, we will expand disclosures with respect to significant AWAC properties in our December 31, 2012 20-F filing.

4.	Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Issuer response:

We have disclosed information required under paragraph (b) of Industry Guide 7 for all material properties on pages 23 to 31 of our December 31, 2011 20-F filing. For our December 31, 2012 20-F filing, those properties identified as not material will include a comment to that effect and clarifying our intentions.

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5.	Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Issuer Response:

Maps were filed as an exhibit to our Form 20-F/A for the fiscal year ended December 31, 2006. We made reference to this on page 108 of our 2011 20-F lodgement. There have been no significant changes to material properties since 2006.

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AWAC, page 45

Mine Development Costs - page F-58

6.	We note your disclosure the your mine development costs, classified as other noncurrent assets, are generally deferred and amortized over the period during which your resources are extracted on a units of production basis. Please disclose the resource classifications, i.e. measured, indicated and/or inferred, that are used as the basis of your calculation. Please clarify whether deferred stripping is included in this development cost structure.

Issuer response:

The resource base used for depreciation, depletion and amortization calculations related to mineral rights and deferred mining costs are the areas where AWAC are currently extracting bauxite (i.e. not the estimated tonnage of the entire mine).The amount of geological drilling and testing necessary to determine the economic viability of the specific bauxite deposit being mined is such that these reserves are considered to be proven. We will include this disclosure in Alumina Limited’s December 31, 2012 20-F filing. Deferred stripping costs are not included in the mine development cost structure.

We acknowledge that:

•	Alumina Limited is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Alumina Limited may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully

/s/ CHRIS THIRIS
CHRIS THIRIS
CHIEF FINANCIAL OFFICER

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